UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of January 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                       BLOCK LISTING SIX MONTHLY RETURN
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To:       Listing Applications
          UK Listing Authority
          Old Broad Street
          London
          EC2N 1HP
          (020 7588 6057)

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Name of company:                 SPIRENT PLC

Name of scheme:                  CAW AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:                From: 01 JULY 2003              To: 31 DECEMBER 2003

Number and class of share(s) (amount of  Stock/debt  1,205,164 ORDINARY SHARES OF 3 1/3p EACH security) not issued under scheme at end of the last
period:

Number of shares issued/allotted under scheme during 40,438 ORDINARY SHARES period:

Balance under scheme not yet issued/allotted at end   1,164,726 ORDINARY SHARES
of period:

Number and class of share(s) (amount of stock/debt   1,300,000 ORDINARY SHARES OF 3 1/3p EACH
securities) originally listed and the date of
admission:                                           DATED 15 AUGUST 2002

                                                     115,394 ORDINARY SHARES OF 3 1/3P EACH

                                                     DATED 28 AUGUST 2002


Please confirm total number of shares in issue at the end of the period in order for us to update our
records                                       944,031,413


Contact for queries:                                   Address:    Spirent plc

Name: Michael Anscombe                                             Spirent House

Telephone: 01293 767676                                            Crawley Business Quarter

                                                                   Fleming Way

                                                                   Crawley, RH10 9QL
Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:


                                BLOCK LISTING SIX MONTHLY RETURN

To:       Listing Applications
          UK Listing Authority
          Old Broad Street
          London
          EC2N 1HP
          (020 7588 6057)


      ALL FIGURES HAVE BEEN REVISED FOR THE 3:1 SHARE SPLIT ON 11 MAY 2000


Name of company:                 SPIRENT PLC

Name of scheme:                  SPIRENT EXECUTIVE SHARE OPTION SCHEME

Period of return:                From: 01 JULY 2003              To: 31 DECEMBER 2003

Number and class of share(s) (amount of  Stock/debt  1,587,494 ORDINARY SHARES OF 3 1/3p EACH security) not issued under scheme at end of the last
period:

Number of shares issued/allotted under scheme during 0 ORDINARY SHARES period:

Balance under scheme not yet issued/allotted at end 1,587,494 ORDINARY SHARES of period:

Number and class of share(s) (amount of stock/debt   3,000,000  ORDINARY SHARES OF 3 1/3p EACH DATED 29/
securities) originally listed and the date of        09/2000
admission:

Please confirm total number of shares in issue at the end of the period in order for us to update our
records                                       944,031,413


Contact for queries:                                    Address:     Spirent plc

Name: Michael Anscombe                                               Spirent House

Telephone: 01293 767676                                              Crawley Business Quarter

                                                                     Fleming Way

                                                                     Crawley, RH10 9QL


Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:


                        BLOCK LISTING SIX MONTHLY RETURN

To:       Listing Applications
          UK Listing Authority
          Old Broad Street
          London
          EC2N 1HP
          (020 7588 6057)


Name of company:             SPIRENT PLC

Name of scheme:              U.S. EMPLOYEE STOCK PURCHASE PLAN

Period of return:            From: 01 JULY 2003                 To: 31 DECEMBER 2003

Number and class of share(s) (amount of  Stock/debt 4,980,140 ORDINARY SHARES OF 3 1/3p  EACH security) not issued under scheme at end of the
last period:

Number of shares issued/allotted under scheme       25,104  ORDINARY SHARES
during period:

Balance under scheme not yet issued/allotted at end 4,955,036 ORDINARY SHARES of period:

Number and class of share(s) (amount of stock/debt  435,000 ORDINARY SHARES OF 3 1/3P EACH securities) originally listed and the date of
admission:                                          ADMITTED 5 JUNE 2001

                                                     3,500,000 ORDINARY SHARES OF 3 1/3p EACH

                                                     ADMITTED 1 NOVEMBER 2001

                                                     7,000,000 ORDINARY SHARES OF 3 1/3P EACH ADMITTED

                                                     18 NOVEMBER 2002


Please confirm total number of shares in issue at the end of the period in order for us to update our
records                                       944,031,413


Contact for queries:                                    Address:    Spirent plc

Name: Michael Anscombe                                              Spirent House

Telephone: 01293 767676                                             Crawley Business Quarter

                                                                    RH10 9QL


Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:

                        BLOCK LISTING SIX MONTHLY RETURN


To:       Listing Applications
          UK Listing Authority
          Old Broad Street
          London
          EC2N 1HP
          (020 7588 6057)


Name of company:             SPIRENT PLC

Name of scheme:              GLOBAL ALL EMPLOYEE SHARE PURCHASE PLAN

Period of return:            From: 01 JULY 2003                 To: 31 DECEMBER 2003

Number and class of share(s) (amount of  Stock/debt 700,052  ORDINARY SHARES OF 3 1/3p  EACH security) not issued under scheme at end of the
last period:

Number of shares issued/allotted under scheme       0  ORDINARY SHARES
during period:

Balance under scheme not yet issued/allotted at end 700,052 ORDINARY SHARES of period:

Number and class of share(s) (amount of stock/debt  1,000,000   ORDINARY SHARES OF 3 1/3p EACH DATED 18
securities) originally listed and the date of       NOVEMBER 2002
admission:

Please confirm total number of shares in issue at the end of the period in order for us to update our
records                                       944,031,413



Contact for queries:                                    Address:    Spirent plc

Name: Michael Anscombe                                              Spirent House

Telephone: 01293 767676                                             Crawley Business Quarter

                                                                    RH10 9QL


Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:


                      BLOCK LISTING SIX MONTHLY RETURN



To:       Listing Applications
          UK Listing Authority
          Old Broad Street
          London
          EC2N 1HP
          (020 7588 6057)



      ALL FIGURES HAVE BEEN REVISED FOR THE 3:1 SHARE SPLIT ON 11 MAY 2000

Name of company:                 SPIRENT PLC

Name of scheme:                  NETCOM AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:                From: 01 JULY 2003              To: 31 DECEMBER 2003

Number and class of share(s) (amount of  Stock/debt  6,666,672 ORDINARY SHARES OF 3 1/3p EACH security) not issued under scheme at end of the last
period:

Number of shares issued/allotted under scheme during 389,988 ORDINARY SHARES period:

Balance under scheme not yet issued/allotted at end   6,276,684 ORDINARY SHARES
of period:

Number and class of share(s) (amount of stock/debt   3,291,399 ORDINARY SHARES OF 3 1/3p EACH DATED 03/
securities) originally listed and the date of        09/1999
admission:
                                                     1,739,130 ORDINARY SHARES OF 3 1/3p EACH

                                                     DATED 8 JULY 2002

                                                     6,722,689 ORDINARY SHARES OF 3 1/3P EACH

                                                     DATED 8 OCTOBER 2002


Please confirm total number of shares in issue at the end of the period in order for us to update our
records                                       944,031,413



Contact for queries:                                   Address:    Spirent plc

Name: Michael Anscombe                                             Spirent House

Telephone: 01293 767676                                            Crawley Business Quarter

                                                                   Fleming Way Crawley, RH10 9QL
Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:



                         BLOCK LISTING SIX MONTHLY RETURN


To:       Listing Applications
          UK Listing Authority
          Old Broad Street
          London
          EC2N 1HP
          (020 7588 6057)



Name of company:                 SPIRENT PLC

Name of scheme:                  ZARAK AMENDED AND RESTATED STOCK OPTION PLAN

Period of return:                From: 01 JULY 2003              To: 31 DECEMBER 2003

Number and class of share(s) (amount of  Stock/debt  2,690,996 ORDINARY SHARES OF 3 1/3p EACH security) not issued under scheme at end of the last
period:

Number of shares issued/allotted under scheme during 0 ORDINARY SHARES period:

Balance under scheme not yet issued/allotted at end 2,690,996 ORDINARY SHARES of period:

Number and class of share(s) (amount of stock/debt   3,895,474 ORDINARY SHARES OF 3 1/3p EACH
securities) originally listed and the date of
admission:                                           DATED 14 NOVEMBER 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our
records                                       944,031,413


Contact for queries:                                    Address:     Spirent plc

Name: Michael Anscombe                                               Spirent House

Telephone: 01293 767676                                              Crawley Business Quarter

                                                                     Fleming Way

                                                                     Crawley, RH10 9QL


Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:


                          BLOCK LISTING SIX MONTHLY RETURN



To:       Listing Applications
          UK Listing Authority
          Old Broad Street
          London
          EC2N 1HP
          (020 7588 6057)



Name of company:                 SPIRENT PLC

Name of scheme:                  SPIRENT SAVINGS RELATED SHARE OPTION SCHEME

Period of return:                From: 01 JULY 2003              To: 31 DECEMBER 2003

Number and class of share(s) (amount of  Stock/debt  0 ORDINARY SHARES OF 3 1/3p EACH security) not issued under scheme at end of the last
period:

Number of shares issued/allotted under scheme during 1,065 ORDINARY SHARES period:

Balance under scheme not yet issued/allotted at end 198,935 ORDINARY SHARES of period:

Number and class of share(s) (amount of stock/debt   200,000 ORDINARY SHARES OF 3 1/3p EACH
securities) originally listed and the date of
admission:                                           DATED 31 DECEMBER 2003


Please confirm total number of shares in issue at the end of the period in order for us to update our
records                                       944,031,413


Contact for queries:                                    Address:     Spirent plc

Name: Michael Anscombe                                               Spirent House

Telephone: 01293 767676                                              Crawley Business Quarter

                                                                     Fleming Way

                                                                     Crawley, RH10 9QL


Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:



                           BLOCK LISTING SIX MONTHLY RETURN

To:       Listing Applications
          UK Listing Authority
          Old Broad Street
          London
          EC2N 1HP
          (020 7588 6057)



Name of company:                 SPIRENT PLC

Name of scheme:                  SPIRENT STOCK OPTION PLAN

Period of return:                From: 01 JULY 2003              To: 31 DECEMBER 2003

Number and class of share(s) (amount of  Stock/debt  0 ORDINARY SHARES OF 3 1/3p EACH security) not issued under scheme at end of the last
period:

Number of shares issued/allotted under scheme during 411,032 ORDINARY SHARES period:

Balance under scheme not yet issued/allotted at end 7,013,601 ORDINARY SHARES of period:

Number and class of share(s) (amount of stock/debt   3,720,930 ORDINARY SHARES OF 3 1/3p EACH
securities) originally listed and the date of
admission:                                           DATED 1 OCTOBER 2003

                                                     3,703,703 ORDINARY SHARES OF 3 1/3p EACH DATED 2
                                                     OCTOBER 2003


Please confirm total number of shares in issue at the end of the period in order for us to update our
records                                       944,031,413



Contact for queries:                                    Address:     Spirent plc

Name: Michael Anscombe                                               Spirent House

Telephone: 01293 767676                                              Crawley Business Quarter

                                                                     Fleming Way

                                                                     Crawley, RH10 9QL

Person making return

Name: Michael Anscombe

Position: Assistant Company Secretary

Signature:










                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date _12 January 2004                         By   ____/s/ Luke Thomas____

                                                    (Signature)*